================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2001
                          Commission File Number 1-6903

                                   ----------

          PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
           AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE APRIL 1, 1999
                            (Full Title of the Plan)



                            TRINITY INDUSTRIES, INC.
          (Name of issuer of the securities held pursuant to the plan)


                Delaware                                 75-0225040
        (State of Incorporation)            (I.R.S. Employer Identification No.)


  2525 Stemmons Freeway, Dallas, Texas                   75207-2401
(Address of principal executive offices)                 (Zip Code)


Issuer's telephone number, including area code (214) 631-4420


================================================================================

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                              Financial Statements


                         As of March 31, 2001 and 2000,
                      and for the Year ended March 31, 2001



                                    CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statement of Changes in Net Assets Available for Benefits................................................3
Notes to Financial Statements............................................................................4


Index to Exhibits

Consent of Independent Auditors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999


/s/  Timothy R. Wallace
----------------------------------------
     Timothy R. Wallace
     Member, Profit Sharing Committee

September 27, 2001

/s/  John L. Adams
----------------------------------------
     John L. Adams
     Member, Profit Sharing Committee

September 27, 2001

/s/  Michael J. Lintner
----------------------------------------
     Michael J. Lintner
     Member, Profit Sharing Committee

September 27, 2001

                         Report of Independent Auditors

Board of Directors
Trinity Industries, Inc.

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999 as of March 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended March 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                  /s/ ERNST & YOUNG LLP




August 15, 2001
Dallas, Texas

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                 Statements of Net Assets Available for Benefits


                                                                 MARCH 31
                                                           2001             2000
                                                       ------------     ------------

ASSETS
Plan's interest in Trinity Industries, Inc.
   Master Trust                                        $123,473,564     $         --
Investments                                                      --      154,346,093

Receivables:
   Participant contributions                                354,998          416,878
   Company contributions                                  4,198,851        5,007,600
                                                       ------------     ------------
                                                        128,027,413      159,770,571

LIABILITIES
Due to broker                                                    --            3,457
                                                       ------------     ------------
Net assets available for benefits                      $128,027,413     $159,767,114
                                                       ============     ============


See accompanying notes.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

            Statement of Changes in Net Assets Available for Benefits

                            Year ended March 31, 2001



NET ADDITIONS
Net investment income (loss):
   Net depreciation in fair value of investments                       $  (9,192,046)
   Interest and dividends                                                  2,373,500
   Plan interest in Trinity Industries, Inc. Master Trust loss           (21,992,341)
                                                                       -------------
                                                                         (28,810,887)
Contributions:
   Participant                                                            13,257,851
   Company                                                                 4,198,851
                                                                       -------------
                                                                         (11,354,185)

DEDUCTIONS
Benefits paid to participants                                             20,376,221
Administration expenses                                                        9,295
                                                                       -------------
Total deductions                                                          20,385,516
                                                                       -------------

Net decrease                                                             (31,739,701)

Net assets available for benefits, at beginning of year                  159,767,114
                                                                       -------------
Net assets available for benefits, at end of year                      $ 128,027,413
                                                                       =============


See accompanying notes.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                          Notes to Financial Statements

                                 March 31, 2001

1. DESCRIPTION OF THE PLAN

The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999 (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan was adopted by the Board of Directors of Trinity Industries, Inc. (the Board) on December 11, 1986, and became effective January 1, 1987, for eligible employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999 (the Company). The Plan was amended and restated effective April 1, 1994 and April 1, 1999. The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective November 1, 2000, Fidelity Management Trust Company (Trustee) became trustee and recordkeeper of the Plan. Prior to this date, The Chase Manhattan Bank (formerly Chase Bank of Texas, N.A.) (Chase) acted as trustee and recordkeeper of the Plan. The Company and the Trustee have entered into a Master Trust Agreement under which the latter acts as Trustee under the Plan.

Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Master Trust (the Trinity Master Trust) with the McConway & Torley Profit Sharing Plan (the M&T Plan). The Company is the plan sponsor of the M&T Plan.

PARTICIPATION

Each employee of the Company is eligible to contribute to the Plan on the first day of the month following 60 days of eligible employment, and must meet the following additional requirements:

         1) Must be classified as a full-time, part-time, or temporary employee of the Company; and

         2) Must be in a unit of employees who are designated as eligible to participate in the Plan; and

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

         3) Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under this Plan were included in an agreement as a result of good faith bargaining.

Eligible employees automatically become participants in the Plan and must indicate on the form or forms provided by the Plan Committee (the Committee) whether or not they want to make contributions to the Plan. If they elect to contribute, they will authorize the Company to make payroll deductions to be contributed to the Plan.

CONTRIBUTIONS

Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined by the Plan, in 1% increments as designated by the participant. A salary reduction and contribution agreement must be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time.

Company matching contributions shall be made if Company earnings are at least sufficient to pay dividends to stockholders ($0.72 per share for the year ended March 31, 2001) but in no event less than $0.33 1/3 per share of common stock. Effective March 8, 2001, the Board may, in its sole discretion, elect to waive the Company earnings requirement. If the Company matching contribution is made, then each participant shall receive an amount equal to a percentage of that portion of such participant's contribution, up to six percent of such participant's total eligible compensation for the year, as defined, under the following schedule:

                                                                  PERCENTAGE OF COMPANY
                          YEARS OF SERVICE                             CONTRIBUTION
                          ----------------                        ---------------------

                   Less than 1 year                                           0%
                   1 but less than 2 years                                   25%
                   2 but less than 3 years                                   30%
                   3 but less than 4 years                                   35%
                   4 but less than 5 years                                   40%
                   5 or more years                                           50%

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year shall be deposited in the Trinity Master Trust, no later than the date on which the Company files its federal income tax return for such year.

PARTICIPANT ACCOUNTS

Participants may direct daily the investment of participant and Company contributions among any of the thirteen registered investment companies and Company common stock. Investments in Friede Goldman Halter, Inc. (formerly Halter Marine Group, Inc.) common stock resulted from the divestiture of Halter Marine Group, Inc. by the Company in 1997, when the Plan received 0.348 shares of Halter Marine Group, Inc. common stock for each share of Company stock held in the Plan, in the form of a tax-free distribution.

BENEFITS

Distribution of a participant's account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contribution and related earnings.

Withdrawals of up to 100% of the participant's contributions can be made only to meet "immediate and heavy financial needs" (medical care, college tuition, the purchase of a principal residence, or to prevent the foreclosure on a principal residence), as long as the funds are not available for such needs from other sources. No withdrawals can be made against the earnings on the participant contributions or against any Company contributions and related earnings. These restrictions no longer apply when the participant reaches age 59 1/2.

Upon request, distributions shall be made no earlier than the later of the last day of the calendar quarter in which entitlement occurs, or the date on which the Committee determines the final balances. Distributions from the common stock accounts shall be made in cash unless otherwise designated by the participant.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Loans for "immediate and heavy financial needs" may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant's contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Committee, as defined by the Plan.

VESTING

The Company contribution and related earnings (losses) vest to participants, depending upon the number of years of vesting service, as defined, completed by such participant as follows:

                                                                                    PERCENTAGE
                    YEARS OF SERVICE                                                  VESTED
                    ----------------                                                ----------

           Less than 1 year                                                              0%
           1 but less than 2 years                                                      20%
           2 but less than 3 years                                                      40%
           3 but less than 4 years                                                      60%
           4 but less than 5 years                                                      80%
           5 or more years                                                             100%

Participants are 100% vested in Company contributions and the allocated portion of related earnings (losses) upon their attainment of age 65, and are always 100% vested in participant contributions and the related earnings (losses) on such contributions.

ADMINISTRATION OF THE PLAN

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation and the services of the recordkeeper, shall be paid by the Plan, unless paid by the Company. All other expenses are paid by the Company.

AMENDMENT OR TERMINATION OF THE PLAN

The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (IRS) or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.

The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trust Fund, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS

Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the common stock of the Company and Friede Goldman Halter, Inc. are stated at fair value based on quoted market prices.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. INVESTMENTS

During the period from April 1, 2000 through October 31, 2000, the Plan's investments (including investments purchased, sold as well as held during the period by Chase) appreciated (depreciated) in fair value as determined by published market prices as follows:

                                                         NET APPRECIATION
                                                        (DEPRECIATION) IN
                                                          FAIR VALUE OF
                                                           INVESTMENTS
                                                        -----------------

         Common stocks                                    $    552,237
         Registered investment companies                    (9,744,283)
                                                          ------------
         Total                                            $ (9,192,046)
                                                          ============

The fair values of individual investments held by Chase that represent 5% or more of the Plan's net assets as of March 31, 2000, are as follows:

         Trinity Industries, Inc. common stock            $ 12,623,435
         Putnam Voyager Fund                                49,244,553
         Chase Vista Prime Money Market Fund                42,816,777
         Chase Core Equity Fund                             32,308,393
         Chase Vista U.S. Treasury Fund                      7,886,817

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


4. TRINITY MASTER TRUST

At March 31, 2001, the Plan's interest in the net assets of the Trinity Master Trust was approximately 86.8 percent. Investment income and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.

Investments held in the Trinity Master Trust as of March 31, 2001, are as follows (in thousands):

         Interest-bearing cash                            $ 52,380,325
         Common stock                                       12,867,488
         Registered investment companies                    69,017,226
         Participant loans                                   8,068,443
                                                          ------------
         Total                                            $142,333,482
                                                          ============

Investment income (loss) in the Trinity Master Trust for the period November 1, 2000 (date of inception) through March 31, 2001, is as follows:

         Net depreciation in fair value of investments:
            Common stock                                        $ (3,039,639)
            Registered investment companies                      (30,981,615)
         Interest and dividend income                              8,273,982
                                                                ------------
         Net investment loss                                    $(25,747,272)
                                                                ============

5. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)


6. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                  MARCH 31
                                                                           2001              2000
                                                                       -------------     -------------

Net assets available for benefits per the financial statements         $ 128,027,413     $ 159,767,114
Benefits payable at end of year                                                   --          (241,595)
                                                                       -------------     -------------
Net assets available for benefits per the Form 5500                    $ 128,027,413     $ 159,525,519
                                                                       =============     =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                           YEAR ENDED
                                                                            MARCH 31
                                                                              2001
                                                                          ------------

         Benefits paid to participants per the financial statements       $ 20,376,221
         Add: Benefits payable at end of year                                       --
         Less: Benefits payable at beginning of year                          (241,595)
                                                                          ------------
         Benefits paid to participants per the Form 5500                  $ 20,134,626
                                                                          ============

Benefits payable are recorded on the Form 5500 for benefit payments to participants that have been processed and approved for payment prior to March 31, 2001 and 2000, but not yet paid as of that date.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  23                     Consent of Ernst & Young LLP